Via Facsimile and U.S. Mail
Mail Stop 4720

January 22, 2010

Stephen W. Everett
President and Chief Executive Officer
Dialysis Corporation of America
1302 Concourse Drive, Suite 204
Linthicum, Maryland 21090

Re: Dialysis Corporation of America
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Filed August 7, 2009
Schedule 14A Filed April 27, 2009
File No. 000-08527

Dear Mr. Everett:

    We have completed our review of your Forms 10-K and 10-Q and Schedule 14A
and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief